EXHIBIT 4.1

Anderson Energy Ltd.
Daily Trading Volumes - Common Shares
November 1, 2011 to October 31, 2012

Month	Sum of # trading days	Trading volumes	Volume % of Worldwide total	Average daily trading volume	Average daily trading volume as a % of worldwide daily average
Pink sheet volumes	254	2,982,175		11,741
Other US exchanges		-		-
US Trading	254	2,982,175	3.5%	11,741	3.5%
Other trading
TSX Volumes	252	54,842,732	64.9%	217,630	64.9%
Alpha Volumes	252	24,581,675	29.1%	97,546	29.1%
Chi-X Volumes	252	986,800	1.2%	3,916	1.2%
Pure Volumes	252	190,000	0.2%	754	0.2%
Omega Volumes	252	930,500	1.1%	3,692	1.1%
FF Volumes	252	20,081	0.0%	80	0.0%
Total non-US	252	81,551,788	96.5%	323,618	96.5%

World-wide		84,533,963	100%	335,359	100%